United States securities and exchange commission logo





                             November 9, 2022

       Amos Kohn
       Chief Executive Officer
       Imperalis Holding Corp.
       1421 McCarthy Blvd.
       Milpitas, California 95035

                                                        Re: Imperalis Holding
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 17,
2022
                                                            File No. 333-267897

       Dear Amos Kohn:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed October 17, 2022

       General

   1. Please disclose whether and how your business segments, products, lines of service, projects, or operations
are materially impacted by supply chain disruptions. For example, discuss whether you
have or expect to:
                                                            suspend the
production, purchase, sale or maintenance of certain items due to a lack of raw materials,
parts, or equipment; inventory shortages; closed factories or stores;
                                                            reduced headcount;
or delayed projects;
                                                            experience labor
shortages that impact your business;
                                                            experience
cybersecurity attacks in your supply chain;
                                                            experience higher
costs due to constrained capacity or increased commodity prices or challenges sourcing
materials; or
 Amos Kohn
FirstName  LastNameAmos
Imperalis Holding  Corp. Kohn
Comapany 9,
November   NameImperalis
              2022        Holding Corp.
November
Page 2     9, 2022 Page 2
FirstName LastName
               experience surges or declines in consumer demand for which you are unable to adequately adjust your supply.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
2. We note that you plan to distribute shares to BitNile stockholders. On the cover page, state the percentage of shares of TurnOnGreen common stock that BitNile will hold after the distribution and please fill in the percentage of shares that stockholders of record of
         BitNile will hold in TurnOnGreen in the aggregate after the distribution.
3. We note your disclosure that "BitNile may be deemed an underwriter." Please revise to state that BitNile is an underwriter or tell us your basis for the conclusion that BitNile is not an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933.
         Please note that if you determine that BitNile is a statutory underwriter, you must identify
         BitNile as such on your cover page and in your plan of distribution. Please refer to Items
         501(b)(8) and 508 of Regulation S-K.
The Distribution, page 4

4. We note that 81.1% of all outstanding shares of TurnOnGreen, Inc. and an equal number of warrants will be issued to BitNile Holdings, Inc. stockholders in the "Distribution."
         Considering it appears Imperalis Holding Corp. will own less than 20% of TurnOnGreen's outstanding shares after consummation of the Distribution, please clarify how Imperalis will account for its TurnOnGreen investment after the Distribution. For example, clarify if TurnOnGreen will be consolidated or accounted for using the equity method and explain in sufficient detail how you arrived at your conclusion. Risk Factors, page 11

5. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.
6. We note your risk factor that you are dependent on foreign manufacturers. Please update this risk factor to include any disruptions you have experienced due to such reliance.
7. We note your disclosure on page 24 that you have identified a material weakness in your internal control over financial reporting. Disclose in the risk factor what measures, if any, you are undertaking to address the material weakness, the timetable for remediation, and whether there is any associated material costs.
The Distribution, page 30

8. Please revise to disclose the material terms of the warrants, including the exercise price and mechanics.
 Amos Kohn
Imperalis Holding Corp.
November 9, 2022
Page 3
Management's Discussion and Analysis of Financial Condition and Results of Operations of
TOGI
Results of Operations of TOGI, page 41

9. Please provide a discussion of the annual and interim results of operations for
         TurnOnGreen, Inc. that comply with Items 303(b)(2) and 303(c)(2) of Regulation S-K.
Impact of Inflation, page 42

10. Please update this discussion in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.
Business of TurnOnGreen, page 43

11. Please revise to disclose the cost, length, and features of the subscriptions you offer.
Management of TurnOnGreen, page 57

12. Please describe the extent and the nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with the company's supply chain and suppliers.
Principal Stockholders of TurnOnGreen Common Stock, page 61

13. Please revise to present the beneficial ownership information of the company before and after the distribution, including the number of shares of common stock to that will be outstanding as a result of the distribution.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameAmos Kohn                                     Sincerely,
Comapany NameImperalis Holding Corp.
                                                                Division of
Corporation Finance
November 9, 2022 Page 3                                         Office of
Manufacturing
FirstName LastName